UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
OCTOBER 20, 2006
Commission File Number: 000-30134
CDC CORPORATION
(Exact name of Registrant as specified in its Charter)
Cayman Island
(Jurisdiction of incorporation or organization)
33/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Exhibit	Description
1.1	Materials in connection with the Annual General Meeting to be held November 20, 2006 (“AGM”)
Invitation to Shareholders dated October 20, 2006 to attend the AGM
Notice of AGM of Shareholders
Proxy Statement for AGM of Shareholders
Report of the Directors
Proxy Card

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2006 CDC Corportion
By:	/s/ John Clough
Name:	John Clough
Title:	Director

EXHIBIT INDEX

Exhibit	Description
1.1	Materials in connection with the Annual General Meeting to be held November 20, 2006 (“AGM”)
Invitation to Shareholders dated October 20, 2006 to attend the AGM
Notice of AGM of Shareholders
Proxy Statement for AGM of Shareholders
Report of the Directors
Proxy Card